SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*


                          Fairfield Communities, Inc.
                          ---------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   304231301
                                --------------
                                (CUSIP Number)

           James F. Mosier, Corporate Secretary and General Counsel
                     Physicians Insurance Company of Ohio
                           13515 Yarmouth Drive, NW
                           Pickerington, Ohio 43147
                                (614) 864-7100
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 18, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP NO. 304231301                                          Page 2 of 6 Pages

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:        1,488,726 shares
8.  SHARED VOTING POWER:           None
9.  SOLE DISPOSITIVE POWER:   1,488,726 shares
10. SHARED DISPOSITIVE POWER:      None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            1,488,726 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            14.97%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

CUSIP NO. 304231301                                          Page 3 of 6 Pages

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            American Physicians Life Insurance Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           235,000 shares
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:      235,000 shares
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            235,000 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.36%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

CUSIP NO. 304231301                                          Page 4 of 6 Pages

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Investment Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           235,000 shares
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:      235,000 shares
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            235,000 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.36%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            HC

Item 1.  Security and Issuer.

     This Amendment No. 6 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Physicians Insurance Company of Ohio ("Physicians") on March 24, 1994 with the Securities and Exchange Commission (the "SEC") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Fairfield Communities, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2800 Cantrell Road, Little Rock, Arkansas 72202. This Amendment No. 6 amends certain information set forth in the
Schedule 13D, as amended by Amendment No. 1 filed by Physicians on February 9, 1995, Amendment No. 2 filed by Physicians and American Physicians Life Insurance Company ("APL") on August 8, 1995, Amendment No. 3 filed by Physicians, APL and Physicians Investment Company ("PIC") on February 13, 1996, Amendment No. 4 filed by Physicians, APL and PIC on July 26, 1996, and Amendment No. 5 by Physicians, APL and PIC on October 29, 1996.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) As of the date of this Amendment No. 6, Physicians and APL directly owned beneficially 1,253,726 and 235,000 shares of the Issuer's Common Stock, respectively. Based on 9,946,553 shares of the Issuer's Common Stock reported as outstanding as of June 30, 1996, Physicians and APL directly own beneficially approximately 12.60% and 2.36% of the Issuer's Common Stock, respectively. By virtue of its ownership of all of the outstanding shares and voting power of PIC and PIC's ownership of all of the outstanding shares and voting power of APL, each of Physicians and PIC may also be deemed to indirectly beneficially own the 235,000 shares of the Issuer's Common Stock (or approximately 2.36% of the Issuer's Common Stock) reported herein as beneficially owned by APL. As a result, (a) Physicians may be deemed to have sole voting and investment power with respect to the 1,488,726 shares of the Issuer's Common Stock (14.97%) reported herein as beneficially owned by Physicians, including the 235,000 shares directly beneficially owned by APL; and (b) PIC may be deemed to have sole voting and investment power with respect to the 235,000 shares of the Issuer's Common Stock (2.36%) directly beneficially owned by APL. APL also may be deemed to have sole voting and investment power with respect to 235,000 shares of the Issuer's Common Stock (2.36%). To the best knowledge of Physicians, none of the other persons named in Item 2 of the Schedule 13D, as amended, beneficially own any shares of the Issuer's Common Stock.

     (c) On October 18, 1996, Physicians sold in an open market transaction 195,000 shares of Common Stock of the Issuer at a purchase price of $22.875 per share. During July and August of 1996, APL sold an aggregate of 48,400 shares of Common Stock of the Issuer in open market transactions on the dates and at the prices shown in the following table:

 Date                Number of Shares              Aggregate Sale Price
 ----                ----------------              --------------------

7/8/96                    5,000                        $75,122.46
7/19/96                  10,000                       $158,769.68
8/6/96                    4,000                        $67,097.75
8/7/96                    4,000                        $64,472.83
8/8/96                    3,000                        $48,073.38
8/13/96                   2,000                        $33,048.89
8/14/96                  10,400                       $171,854.22
8/15/96                   6,000                       $104,396.50
8/19/96                   4,000                        $71,597.60

     (d) See Items 5(a) and 5(b) above.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See Items 5(a) and 5(b) above.

Item 7. Material to be Filed as Exhibits:

     Exhibit A - Joint  Filing  Agreement,  dated  February  13,  1996,  among
          Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company (Incorporated herein by reference to Exhibit A to Amendment No. 3 filed on February 13, 1996).


Signature.
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 6, 1996             PHYSICIANS INSURANCE COMPANY OF
                                   OHIO


                                    By: /s/ James F. Mosier
                                        --------------------------------------
                                        James F. Mosier,
                                        General Counsel and Secretary


                                    AMERICAN PHYSICIANS LIFE INSURANCE

COMPANY
                                    By: /s/ James F. Mosier
                                        --------------------------------------
                                        James F. Mosier,
                                        General Counsel and Secretary

                                    PHYSICIANS INVESTMENT COMPANY


                                    By: /s/ James F. Mosier
                                        --------------------------------------
                                        James F. Mosier, Secretary



                                     -6-